Lightning Gaming, Inc.
August 27, 2010

VIA EDGAR TRANSMISSION

Mr. Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Lightning Gaming, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-52575

Dear Mr. Wilson:

This responds to your comment letter addressed to Chief Executive Officer Brian Haveson, dated July 29, 2010, as discussed by telephone conference among Melissa Walsh of your office; Richard Galin of Gordon Silver, our legal counsel; and myself on August 24, 2010 (“August 24 Teleconference”).  We are sending this response by the date agreed upon with your office, per discussions and correspondence between Laura Veator of your office and Mr. Galin.

Set forth below is a restatement of each of the two comments in your letter, followed by our response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 21

1.
Your discussion and analysis of liquidity and capital resources should provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  In addition, you should provide an indication of the specific time period that you will have sufficient cash to finance operations.  Please tell use how you considered the guidance in Section IV of SEC Release 33-8350.

Mr. Craig Wilson
August 27, 2010

1)           Per the August 24 Teleconference, we intend to file an amendment to our Form 10-K, which will contain a new Liquidity and Capital Resources section (“Liquidity Section”) as set forth below.  Other than the change to the Liquidity Section, together with (i) a restatement of the entire Part II, Item 7 of which the Liquidity Section is a part, and (ii) the exhibits required in the amendment, we believe that no changes to our Form 10-K as filed on March 31, 2010 (the “Original Filing”) are needed.  Furthermore, we do not believe that the Form 10-K as amended will differ materially from the Original Filing.  We do, however, believe that some readers of the Form 10-K might find the amended Liquidity Section to be more helpful in summarizing liquidity and capital resources information that appears elsewhere in the Form 10-K, which overall is not a lengthy document.

Given the relatively small size of our company, simplicity of our capital structure, and narrowness of our line of business, all as reflected in our Form 10-K, when we prepared the Original Filing we did not feel that the Liquidity Section needed to contain the degree of detail and sub-categories that Section IV of SEC Release 33-8350 seems to contemplate.  Per the August 24 Teleconference, though, we feel that the amended Liquidity Section could help tie together information that has been presented adequately elsewhere in the Form 10-K.

Consequently, we intend to file the amendment on September 2, 2010, unless we receive comments or instructions from your office that would require a change in timing or procedure.

The amended Liquidity Section would read as follows:

Liquidity and Capital Resources

We have incurred net losses since inception.  We have historically funded our operating costs, research and development activities, working capital investments and capital expenditures associated with our growth strategy with proceeds from the issuances of our stock, and loans. These transactions are described in more detail following the discussion of cash flows below:

Discussion of Statement of Cash Flows

	Years Ended December 31,
	2009	2008	Change
Net cash used in operating activities	$(1,567,955)	$(3,000,533)	$1,432,578
Net cash used in investing activities	(386,888)	(1,300,550)	913,662
Net cash provided by (used in) financing activities	(16,795)	4,092,310	(4,109,105)

Net decrease in cash and cash equivalents	(1,971,638)	(208,773)	(1,762,865)

Cash and cash equivalents, beginning of year	2,429,493	2,638,266

Cash and cash equivalents, end of period	$457,855	$2,429,493

Mr. Craig Wilson
August 27, 2010

For the year ended December 31, 2009, net cash used in operating activities improved $1.4 million (48%) to $1.6 million as compared to $3.0 million for the year ended December 31, 2008. The improvement was primarily due to the reduction in net loss and reductions in working capital spending.  Our net loss declined by $.9 million and we also significantly curtailed inventory purchases.

Net cash used in investing activities decreased $.9 million (70%) to $.4 million for the year ended December 31, 2009, from $1.3 million for the year ended December 31, 2008.  Cash used in investing activities is primarily a function of the net investment in property, plant and equipment, principally systems used in our operations, and software and brand licenses.

Net cash used in financing activities was $17,000 for the year ended December 31, 2009, compared to cash provided by financing activities of $4.1 million during the year ended December 31, 2008.   During 2009, cash used in financing activities was primarily due to payments on our capital lease obligation.  During 2008, cash provided from financing activities consisted primarily of proceeds from issuance of notes ($4 million), our capital lease obligation ($81,000) and issuance of common stock ($19,000).

In September 2009 CI II agreed to extend to June 30, 2011 the maturity date of $5,500,000 of promissory notes that Lightning Poker issued to CI II in 2006 and 2007.

In February 2010 we borrowed $1,000,000 from CI II and $1,000,000 from Greenebaum and we issued to each lender a warrant to purchase up to 500,000 shares of common stock at $2 per share. The loans were for a three-year term, with interest at 8% per annum. At the discretion of the lenders, all principal and interest outstanding on the loan may be converted into shares of our capital stock in our next equity financing. The warrants are exercisable through 2013. The aggregate fair market value of the warrants at the time we issued them was $99,980.

Also in February 2010, Greenebaum and we entered into a Debt Conversion Agreement under which a $1,000,000 note that Lightning Poker issued to Greenebaum in 2007 was converted into 500,000 shares of our Nonvoting Stock. All amounts payable under that note, other than the principal amount, were canceled.

In March 2008, we entered into a 60- month capital lease obligation to finance the purchase of a recreational vehicle.  Annual payments, including interest, under the capital lease are $22,152. The capital lease is secured by the vehicle and a certificate of deposit in the amount of $40,000. The certificate of deposit is included in other assets.

 In June 2008, we entered into a $4,000,000 three-year loan agreement with interest at 8% per annum.  The notes issued under the loan agreement are secured by the assets of Lightning Poker.  At the discretion of the lender, all principal and interest outstanding on the loan may be converted into shares of our capital stock in our next equity financing at the same price and upon the same terms as the shares issued in the next equity financing. In connection with the loan, we issued warrants to purchase $4,000,000 worth of common stock at an exercise price of $2.00 per share.  The warrants are exercisable through June 2013.

 Operations and Liquidity Management.

            For the year ended December 31, 2009, we incurred a net loss of $4,166,936 and used $1,567,955 of cash in operating activities. At December 31, 2009, we had an accumulated deficit of $16,044,372. During 2009, we reduced our operating expenses, significantly improving our operating results and use of cash.   As of December 31, 2009, our cash balance was $0.5 million.  The generation of cash flow sufficient to meet our cash needs in the future will depend on our ability to obtain the regulatory approvals required to distribute our products and successfully market them to casinos and card clubs.

Mr. Craig Wilson
August 27, 2010

Our current cash requirements are approximately $160,000 to $260,000 per month, principally for salaries, professional services, licenses, marketing, office expenses and the purchase of the hardware components for our products.

Based on our cash flow projections and anticipated revenues, we believe we will be able to support our operations during our 2010 fiscal year and we do not expect to have to raise additional capital to fund our operations during 2010. However, if revenue from our products does not meet, or our expenses exceed, our projections, we may need to raise additional funds through an offering of securities or a credit facility. If that becomes necessary, there is no assurance that such funding would be available to us, particularly during this economic recession and severe downturn in the gaming industry. If we need additional funding and are unable to obtain it, our financial condition would be adversely affected.

In addition, our ability to sell or lease our products on a large scale may require additional financing for working capital. There is no assurance that such additional financing would be available to us at all, or on reasonable terms, particularly for the reasons mentioned above. Our inability to obtain such financing on terms that allow us to lease our products profitably would hamper our ability to distribute our products on a large scale. Please see Item 1A, “Risk Factors” for discussion of other risks and uncertainties that may also impact our liquidity.

Contractual Obligations

The table below sets forth our known contractual obligations as of December 31, 2009:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Debt obligations(1)	$16,354,411	$-	$16,354,411	$-	$-
Operating lease obligations(2)	467,131	-	292,735	174,396	-
Capital lease obligations(3)	71,994	22,152	49,842	-	-
Royalty and license fees obligations(4)	1,350,000	150,000	1,200,000	-
Other long-term liabilities	-	-	-	-	-
Total	$18,243,536	$172,152	$17,896,988	$174,396	$-

(1)	Represents the outstanding principal amount of note and interest at the rate of 8% annually.

(2)	Represents operating lease agreements for office and warehouse facilities.

(3)	Represents outstanding principal and interest payable under capital lease obligation related to our purchase of a recreational vehicle.

(4)	Represents royalty and license fee commitments for brand licenses.

Mr. Craig Wilson
August 27, 2010

Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 28

2.
We note your disclosure on page 3 that one of your revenue models combines the sale and lease models whereby you sell the equipment and enter into a three year license agreement with the customer to use your software.  Please tell us how you account for these revenue arrangements.  In this regard, tell us whether you consider the elements within these arrangements to be separate units of accounting.  If so, tell us how you have determined fair value of the elements within these arrangements in accordance with the provisions of ASC 985-605.  Also, tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

2)           Revenue arrangements (which are executed in two separate contracts) under our sale and lease model include the outright sale of poker tables, a 3-year term license to the software that is embedded in the tables, table installation and related training as well as postcontract customer support ("PCS") over the term of the software license.  Arrangement fees are paid by our customers partially upfront with the remainder due over 3 years.  While PCS is not specifically stated in our customer contracts, we consider it to be a deliverable as our marketing materials indicate that we will provide such support for no charge and our practice has been to provide support to our customers in these arrangements as requested.  Furthermore, while there are two separate contracts in these arrangements, since they are entered into at the same time and negotiated as a package we account for them as a single arrangement.

We account for these arrangements under ASC 985-605 in their entirety as the software is more-than-incidental to the table as a whole and is essential to the table’s functionality.  In evaluating whether the deliverables in the arrangement can be divided into separate units of accounting, we determined that there is no vendor specific objective evidence ("VSOE") of fair value of the final undelivered item (PCS).  As a result, the arrangement is accounted for as a single unit of accounting.  Therefore, in accordance with ASC 985-605-25-10, we recognize revenue for the arrangement ratably on a straight-line basis over the 3-year PCS period commencing on delivery and installation of the table and software along with completion of the related training (which generally occurs within the first week after delivery).  Furthermore, as the payment terms extend over a 3-year period, the total arrangement fee is not considered fixed or determinable and collectability is not reasonably assured at inception.  As such, the revenue recognized on a straight-line basis is limited to the amounts that have either already been paid or have become due for payment in accordance with ASC 985-605-25-35.

Mr. Craig Wilson
August 27, 2010

In our Form 10-K, the Critical Accounting Policies section of Part II, Item 7 and the Nature of Business and Summary of Significant Accounting Policies section of Note 1 to our consolidated financial statements with respect to Revenue Recognition both state, “We recognize revenue in accordance with the FASB guidance on software revenue recognition.”

We believe that these arrangements are not significant to our operations. In the past we had these arrangements with three customers representing approximately 3% and 9% of 2008 and 2009 revenues, respectively and currently have this arrangement with one customer representing approximately 2% of our revenues for the six months ended June 30, 2010. We believe that there is adequate disclosure with respect to our accounting policies for these arrangements.

Lightning Gaming, Inc. (the “Company”) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments, questions, etc., please contact me.

Thank you for your attention to this matter.

Very truly yours,

/s/ Robert D. Ciunci
Robert D. Ciunci
Chief Financial Officer
Lightning Gaming, Inc.

cc:	Richard L. Galin, Esq.